February __, 2004

The Board of Trustees
Oppenheimer Limited Term California Municipal Fund
6803 S. Tucson Way
Centennial, CO  80112-3924

To the Board of Trustees:

      OppenheimerFunds,  Inc.  ("OFI")  hereby  offers to purchase  29,850.746
Class A  shares,  298.507  Class B  shares  and  298.507  Class  C  shares  of
Oppenheimer  Limited Term  California  Municipal  Fund (the "Fund"),  at a net
asset value per share of $3.35 for each such class, for an aggregate  purchase price of $103,000.

      In connection  with such purchase,  OFI represents that such purchase is made  for  investment  purposes  by  OFI  without  any  present  intention  of redeeming or selling such shares.

                              Very truly yours,

                              OppenheimerFunds, Inc.

                              By:  _________________________
                                   Robert G. Zack
                                   Senior Vice President and General Counsel